UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): September 15, 2019

Energy Transfer LP

(Exact name of registrant as specified in its charter)

Delaware	001-32740	30-0108820
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

8111 Westchester Drive, Suite 600

Dallas, Texas 75225

(Address of principal executive office) (Zip Code)

(214) 981-0700

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Units	ET	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 7.01	Regulation FD Disclosure

On September 16, 2019, Energy Transfer LP, a Delaware limited partnership (“ET”), issued a press release announcing its entry into a definitive merger agreement to acquire SemGroup Corporation, a Delaware corporation (“SemGroup”). Under the terms of the merger agreement, SemGroup’s common stockholders (other than ET and its subsidiaries) will receive $6.80 in cash and 0.7275 of a common unit of ET in exchange for each share of common stock. The full text of the press release is included as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated into this Item 7.01 by reference.

ET has posted to its corporate website an investor presentation related to the transactions contemplated by the merger agreement, which is included as Exhibit 99.2 to this Current Report on Form 8-K and is incorporated into this Item 7.01 by reference.

In accordance with General Instruction B.2 of Form 8-K, the information furnished pursuant to Item 7.01 and the press release and investor presentation attached hereto as Exhibit 99.1 and Exhibit 99.2, respectively, shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall such information be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Item 8.01	Other Events

To the extent required, the information included in Item 7.01 of this Form 8-K is incorporated into this Item 8.01.

Item 9.01.	Financial Statements and Exhibits.

99.1	Press Release, dated as of September 16, 2019

99.2	Investor Presentation, dated as of September 16, 2019

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ENERGY TRANSFER LP

	By:	LE GP, LLC,
its general partner.

Date: September 16, 2019	By:	/s/ Thomas E. Long
	Name:	Thomas E. Long
	Title:	Chief Financial Officer

3

Exhibit 99.1

Energy Transfer to Acquire SemGroup in $5 Billion Transaction

•	Enhances export opportunities via two premier U.S. Gulf Coast Terminals

•	New pipeline to directly connect Houston Ship Channel to Nederland Terminal

•	Enhances midstream infrastructure with increased connectivity

•	Increases crude oil and natural gas liquids (“NGLs”) focused infrastructure

•	Immediately accretive to Distributable Cash Flow (“DCF”) per unit

•	No material impact on credit metrics

•	Complementary assets drive more than $170 million of annual run-rate synergies

DALLAS, TX — September 16, 2019 — Energy Transfer LP (NYSE: ET) (“ET” or “Energy Transfer”) today announced that it has entered into a definitive merger agreement whereby Energy Transfer will acquire SemGroup Corporation (NYSE: SEMG) (“SemGroup”) in a unit and cash transaction valued at $17 per share, or a total consideration including the assumption of debt of approximately $5 billion, based on the closing price of ET common units on September 13, 2019.

The merger consideration consists of $6.80 in cash and 0.7275 of an ET common unit for each outstanding share of Class A Common Stock of SemGroup, or 40% cash and 60% equity. This represents a 65% premium to the closing price of SemGroup shares as of September 13, 2019. The transaction is expected to close in late 2019 or early 2020, subject to the approval by SemGroup’s stockholders and other customary regulatory approvals. Upon the closing, SemGroup stockholders are expected to own approximately 2.2% of Energy Transfer’s outstanding common units.

Complementary Assets

Energy Transfer’s acquisition of SemGroup will increase Energy Transfer’s scale across multiple regions and provide increased connectivity for Energy Transfer’s crude oil and NGL transportation businesses.

Energy Transfer will significantly strengthen its crude oil transportation, terminalling and export capabilities with the addition of the Houston Fuel Oil Terminal (“HFOTCO”), a world class crude oil terminal on the Houston Ship Channel with 18.2 million barrels of crude oil storage capacity, five deep-water ship docks and seven barge docks. HFOTCO is supported by stable take-or-pay cash flows from diverse, primarily investment grade customers. To enhance this optionality, Energy Transfer is also announcing its plans to construct a new crude oil pipeline, the Ted Collins Pipeline, to connect HFOTCO to Energy Transfer’s Nederland Terminal.

This acquisition also expands Energy Transfer’s crude oil and NGL infrastructure by adding crude oil gathering assets in the DJ Basin in Colorado and the Anadarko Basin in Oklahoma and Kansas, as well as crude oil and natural gas liquids pipelines connecting the DJ Basin and Anadarko Basin with crude oil terminals in Cushing, Oklahoma. These assets will greatly increase Energy Transfer’s crude oil and NGL transportation business in the Rockies and Mid-Continent and will complement Energy Transfer’s existing crude oil and NGL transportation business in the Permian Basin. Energy Transfer’s crude oil assets on the Gulf Coast will also benefit from the Maurepas Pipeline and its connections to the St. James refining complex. The acquisition will also provide a significant crude oil gathering and transportation presence in the Alberta Basin in western Canada.

Positive Financial Impact

The transaction, which is expected to have no material impact on credit metrics, increases Energy Transfer’s portion of fee-based cash flows from fixed-fee contracts and is expected to be immediately accretive to distributable cash flow per common unit. Also, beyond the equity issued for the transaction, no common equity issuances are expected.

Synergies

The combination of Energy Transfer’s significant infrastructure with SemGroup’s complementary assets will allow the combined company to pursue additional commercial opportunities and to achieve cost savings while enhancing Energy Transfer’s ability to serve customers.

The combined company expects to generate more than $170 million of annual run-rate synergies, consisting of commercial and operational synergies of $80 million, financial savings of $50 million and cost savings of $40 million.

Ted Collins Pipeline

Also today, Energy Transfer announced plans to construct an approximately 75-mile crude oil pipeline between the Houston Ship Channel and Nederland, Texas to provide a strategic connection between two of the largest crude oil terminals in the U.S., Energy Transfer’s Nederland terminal and the HFOTCO terminals.

The Ted Collins Pipeline, in conjunction with the combined companies’ oil transportation assets, will provide Energy Transfer’s customers with best-in-class access to the Houston, Beaumont/Port Arthur, and St. James markets. This will provide immediate access to over one million barrels per day of existing crude oil export capacity, with plans to expand to over two million barrels, at the Nederland and the HFOTCO terminals. The Ted Collins Pipeline is expected to have an initial capacity of more than 500 thousand barrels per day. Energy Transfer anticipates commercial operations to begin in 2021.

Energy Transfer’s vast network of pipelines, which handles over four million barrels per day, will also allow customers the flexibility to access its previously announced Very Large Crude Carrier, or VLCC, project planned from its Nederland terminal.

An investor presentation regarding the transaction will be posted to Energy Transfer’s website and filed with the Securities and Exchange Commission (the “SEC”) on a Current Report on Form 8-K.

Advisors

BofA Merrill Lynch acted as exclusive financial advisor to Energy Transfer and Latham & Watkins LLP acted as legal counsel. Jefferies LLC acted as exclusive financial advisor to SemGroup and Kirkland & Ellis LLP acted as legal counsel.

About Energy Transfer

Energy Transfer LP (NYSE: ET) owns and operates one of the largest and most diversified portfolios of energy assets in the United States, with a strategic footprint in all of the major domestic production basins. ET is a publicly traded limited partnership with core operations that include complementary natural gas midstream, intrastate and interstate transportation and storage assets; crude oil, NGL and refined product transportation and terminalling assets; NGL fractionation; and various acquisition and marketing assets. ET, through its ownership of Energy Transfer Operating, L.P., also owns Lake Charles LNG Company, as well as the general partner interests, the incentive distribution rights and 28.5 million common units of Sunoco LP (NYSE: SUN), and the general partner interests and 46.1 million common units of USA Compression Partners, LP (NYSE: USAC). For more information, visit the Energy Transfer LP website at www.energytransfer.com.

About SemGroup

SemGroup® Corporation (NYSE: SEMG) moves energy across North America through a network of pipelines, processing plants, refinery-connected storage facilities and deep-water marine terminals with import and export capabilities. SemGroup serves as a versatile connection between upstream oil and gas producers and downstream refiners and end users. Key areas of operation and growth include western Canada, the Mid-Continent and the Gulf Coast. SemGroup is committed to safe, environmentally sound operations. Headquartered in Tulsa, Oklahoma, the company has additional offices in Calgary, Alberta; Denver, Colorado; and Houston, Texas. For more information, visit the SemGroup website at www.semgroup.com.

Forward-Looking Statements

This release includes “forward-looking” statements. Forward-looking statements are identified as any statement that does not relate strictly to historical or current facts. Statements using words such as “anticipate,” “believe,” “intend,” “project,” “plan,” “expect,” “continue,” “estimate,” “goal,” “forecast,” “may” or similar expressions help identify forward-looking statements. Energy Transfer and SemGroup cannot give any assurance that expectations and projections about future events will prove to be correct. Forward-looking statements are subject to a variety of risks, uncertainties and assumptions. These risks and uncertainties include the risks that the proposed transaction may not be consummated or the benefits contemplated therefrom may not be realized. Additional risks include: the ability to obtain requisite regulatory and stockholder approval and the satisfaction of the other conditions to the consummation of the proposed transaction, the ability of Energy Transfer to successfully integrate SemGroup’s operations and employees and realize anticipated synergies and cost savings, the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers, customers, competitors and credit rating agencies, the ability to achieve revenue, DCF and EBITDA growth, and volatility in the price of oil, natural gas, and natural gas liquids. Actual results and outcomes may differ materially from those expressed in such forward-looking statements. These and other risks and uncertainties are discussed in more detail in filings made by Energy Transfer and SemGroup with the SEC, which are available to the public. Energy Transfer and SemGroup undertake no obligation to update publicly or to revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION CAREFULLY WHEN IT BECOMES AVAILABLE. These documents (when they become available), and any other documents filed by Energy Transfer and SemGroup with the SEC, may be obtained free of charge at the SEC’s website, at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus by phone, e-mail or written request by contacting the investor relations department of Energy Transfer at the number and address set forth below:

Energy Transfer LP

8111 Westchester Drive, Suite 600

Dallas, Texas 75225

Attention: Investor Relations

Phone: (214) 981-0795

Email: InvestorRelations@energytransfer.com

Participants in the Solicitation

Energy Transfer and SemGroup, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed merger. Information regarding the directors and executive officers of Energy Transfer is contained in Energy Transfer’s Form 10-K for the year ended December 31, 2018, which was filed with the SEC on February 22, 2019. Information regarding the directors and executive officers of SemGroup is contained in SemGroup’s proxy statement relating to its 2019 Annual Meeting of Stockholders, which was filed with the SEC on April 12, 2019. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed merger will be included in the proxy statement/prospectus.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the proposed merger or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Energy Transfer

Investor Relations:

William Baerg, Brent Ratliff or Lyndsay Hannah, 214-981-0795

or

Media Relations: Vicki Granado, 214-840-5820

Exhibit 99.2 ENERGY TRANSFER Acquisition of SemGroup Corporation September 16, 2019 Exhibit 99.2 ENERGY TRANSFER Acquisition of SemGroup Corporation September 16, 2019

DISCLAIMER Forward-Looking Statements This presentation includes “forward-looking” statements. Forward-looking statements are identified as any statement that does not relate strictly to historical or current facts. Statements using words such as “anticipate,” “believe,” “intend,” “project,” “plan,” “expect,” “continue,” “estimate,” “goal,” “forecast,” “may” or similar expressions help identify forward-looking statements. Energy Transfer LP (“Energy Transfer” or “ET”) and SemGroup Corporation (“SemGroup” or “SEMG”) cannot give any assurance that expectations and projections about future events will prove to be correct. Forward-looking statements are subject to a variety of risks, uncertainties and assumptions. These risks and uncertainties include the risks that the proposed transaction may not be consummated or the benefits contemplated therefrom may not be realized. Additional risks include: the ability to obtain requisite regulatory and stockholder approval and the satisfaction of the other conditions to the consummation of the proposed transaction, the ability of Energy Transfer to successfully integrate SemGroup’s operations and employees and realize anticipated synergies and cost savings, the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers, customers, competitors and credit rating agencies, the ability to achieve revenue, DCF and EBITDA growth, and volatility in the price of oil, natural gas, and natural gas liquids. Actual results and outcomes may differ materially from those expressed in such forward-looking statements. These and other risks and uncertainties are discussed in more detail in filings made by Energy Transfer and SemGroup with the Securities and Exchange Commission (the “SEC”), which are available to the public. Energy Transfer and SemGroup undertake no obligation to update publicly or to revise any forward-looking statements, whether as a result of new information, future events or otherwise. Additional Information and Where to Find It SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION CAREFULLY WHEN IT BECOMES AVAILABLE. These documents (when they become available), and any other documents filed by Energy Transfer and SemGroup with the SEC, may be obtained free of charge at the SEC’s website, at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus by phone, e-mail or written request by contacting the investor relations department of Energy Transfer or SemGroup. Participants in the Solicitation Energy Transfer, SemGroup, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed merger. Information regarding the directors and executive officers of Energy Transfer is contained in Energy Transfer’s Form 10-K for the year ended December 31, 2018, which was filed with the SEC on February 22, 2019. Information regarding the directors and executive officers of SemGroup is contained in SemGroup’s proxy statement relating to its 2019 Annual Meeting of Stockholders, which was filed with the SEC on April 12, 2019. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed merger will be included in the proxy statement/prospectus. No Offer or Solicitation This presentation is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the proposed merger or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. 2DISCLAIMER Forward-Looking Statements This presentation includes “forward-looking” statements. Forward-looking statements are identified as any statement that does not relate strictly to historical or current facts. Statements using words such as “anticipate,” “believe,” “intend,” “project,” “plan,” “expect,” “continue,” “estimate,” “goal,” “forecast,” “may” or similar expressions help identify forward-looking statements. Energy Transfer LP (“Energy Transfer” or “ET”) and SemGroup Corporation (“SemGroup” or “SEMG”) cannot give any assurance that expectations and projections about future events will prove to be correct. Forward-looking statements are subject to a variety of risks, uncertainties and assumptions. These risks and uncertainties include the risks that the proposed transaction may not be consummated or the benefits contemplated therefrom may not be realized. Additional risks include: the ability to obtain requisite regulatory and stockholder approval and the satisfaction of the other conditions to the consummation of the proposed transaction, the ability of Energy Transfer to successfully integrate SemGroup’s operations and employees and realize anticipated synergies and cost savings, the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers, customers, competitors and credit rating agencies, the ability to achieve revenue, DCF and EBITDA growth, and volatility in the price of oil, natural gas, and natural gas liquids. Actual results and outcomes may differ materially from those expressed in such forward-looking statements. These and other risks and uncertainties are discussed in more detail in filings made by Energy Transfer and SemGroup with the Securities and Exchange Commission (the “SEC”), which are available to the public. Energy Transfer and SemGroup undertake no obligation to update publicly or to revise any forward-looking statements, whether as a result of new information, future events or otherwise. Additional Information and Where to Find It SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION CAREFULLY WHEN IT BECOMES AVAILABLE. These documents (when they become available), and any other documents filed by Energy Transfer and SemGroup with the SEC, may be obtained free of charge at the SEC’s website, at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus by phone, e-mail or written request by contacting the investor relations department of Energy Transfer or SemGroup. Participants in the Solicitation Energy Transfer, SemGroup, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed merger. Information regarding the directors and executive officers of Energy Transfer is contained in Energy Transfer’s Form 10-K for the year ended December 31, 2018, which was filed with the SEC on February 22, 2019. Information regarding the directors and executive officers of SemGroup is contained in SemGroup’s proxy statement relating to its 2019 Annual Meeting of Stockholders, which was filed with the SEC on April 12, 2019. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed merger will be included in the proxy statement/prospectus. No Offer or Solicitation This presentation is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the proposed merger or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. 2

KEY TRANSACTION HIGHLIGHTS Immediately Accretive Premier U.S. Gulf Coast Transaction With No Material Terminal With Stable, Take- Credit Impact or-Pay Cash Flows Generates an Aggregate $500MM of DCF 18.2 MMBbl Crude Storage Capacity & Coverage 2020-2022 Export Capabilities Complementary Assets That Liquids-Focused Drive Commercial, Infrastructure With No Direct Operational, Financial and Commodity Price Exposure Cost Synergies Primary Assets are Terminals & Long- Haul Pipelines $170MM+ Annual Run-rate Strategic Transaction Positions Energy Transfer for Continued Long-Term Success 3KEY TRANSACTION HIGHLIGHTS Immediately Accretive Premier U.S. Gulf Coast Transaction With No Material Terminal With Stable, Take- Credit Impact or-Pay Cash Flows Generates an Aggregate $500MM of DCF 18.2 MMBbl Crude Storage Capacity & Coverage 2020-2022 Export Capabilities Complementary Assets That Liquids-Focused Drive Commercial, Infrastructure With No Direct Operational, Financial and Commodity Price Exposure Cost Synergies Primary Assets are Terminals & Long- Haul Pipelines $170MM+ Annual Run-rate Strategic Transaction Positions Energy Transfer for Continued Long-Term Success 3

ACQUISITION CREATES A UNIQUE COLLECTION OF SYNERGISTIC BUSINESSES THAT WILL DRIVE NEAR- AND LONG-TERM VALUE Ø Strategic acquisition that significantly strengthens ET’s crude oil transportation, Gather ~ 13.2 million terminalling and export capabilities mmbtu/d of gas & 565,000 bbls/d of Ø SEMG’s franchise-quality, world-class Houston Ship Channel position will be NGLs produced connected by the proposed Ted Collins Pipeline to ET’s Nederland terminalling facilities, optimizing optionality for customers Gather ~ 13.2 million Ø Increased takeaway capacity from the North American liquids corridor mmS btu tr /dat of g eg asic & Ø Enhanced connectivity and increased footprint in the U.S. Gulf Coast 565,000 bbls/d of Rationale Ø Key liquids long-haul pipelines with stable take-or-pay cash flows from a diversified and NGLs produced primarily investment grade customer base Ø Ability to leverage ET’s operational expertise to unlock and realize the full potential of assets across SEMG’s portfolio Ø Complementary and integrated assets drive synergies, efficiencies and additional growth opportunities Ø No material credit impact to ET as a result of the transaction Ø The transaction is expected to be immediately accretive to DCF per unit for ET unitholders ETØ Aside from the equity issued to finance the transaction, ET does not expect to issue additional common equity Stakeholders Ø ET’s strong financial position provides a path to realizing growth potential and unitholder value not achievable under standalone SEMG capital structure Ø Increases ET’s portion of fee-based cash flows from fixed-fee contracts 4ACQUISITION CREATES A UNIQUE COLLECTION OF SYNERGISTIC BUSINESSES THAT WILL DRIVE NEAR- AND LONG-TERM VALUE Ø Strategic acquisition that significantly strengthens ET’s crude oil transportation, Gather ~ 13.2 million terminalling and export capabilities mmbtu/d of gas & 565,000 bbls/d of Ø SEMG’s franchise-quality, world-class Houston Ship Channel position will be NGLs produced connected by the proposed Ted Collins Pipeline to ET’s Nederland terminalling facilities, optimizing optionality for customers Gather ~ 13.2 million Ø Increased takeaway capacity from the North American liquids corridor mmS btu tr /dat of g eg asic & Ø Enhanced connectivity and increased footprint in the U.S. Gulf Coast 565,000 bbls/d of Rationale Ø Key liquids long-haul pipelines with stable take-or-pay cash flows from a diversified and NGLs produced primarily investment grade customer base Ø Ability to leverage ET’s operational expertise to unlock and realize the full potential of assets across SEMG’s portfolio Ø Complementary and integrated assets drive synergies, efficiencies and additional growth opportunities Ø No material credit impact to ET as a result of the transaction Ø The transaction is expected to be immediately accretive to DCF per unit for ET unitholders ETØ Aside from the equity issued to finance the transaction, ET does not expect to issue additional common equity Stakeholders Ø ET’s strong financial position provides a path to realizing growth potential and unitholder value not achievable under standalone SEMG capital structure Ø Increases ET’s portion of fee-based cash flows from fixed-fee contracts 4

TRANSACTION OVERVIEW

Overview of Merger Terms

- Energy Transfer has executed a definitive agreement to acquire SemGroup for $17.00 per share of Class A Common Stock of SEMG
  - Offer price represents a 65% premium to the closing price of SEMG shares on September 13, 2019
  - The merger consideration consists of 40% cash ($6.80 per SEMG share) and 60% ET common units (0.7275 ET units)
- Total transaction value of approximately $5 billion represents a 9.0x multiple of 2019E EBITDA, adjusted to reflect annual run-rate synergies[1]
- Post-closing, it is expected that the SEMG assets will be contributed to Energy Transfer Operating, L.P.
- The transaction is expected to be accretive to DCF per unit for ET unitholders and have no material impact to ET leverage
  - Aside from the equity issued to finance the transaction, ET does not expect to need to issue additional common equity

Transaction Structure



ENERGY TRANSFER
(NYSE: ET)
ET Common Units
Cash
SemGroup
(NYSE: SEMG)
Controlled Subsidiary
SEMG Assets + Liabilities
Energy Transfer Operating, L.P.
Premier Franchise-Quality U.S. Gulf Coast terminal
Crude/NGL long-haul pipelines
MidCon and Canada G&P
Rail and truck loading / unloading

Transaction is expected to generate commercial, operational, financial and cost synergies of ~$170MM+ annual run-rate and additional growth opportunities

1. Annual run-rate synergies of $120 million (excluding financial savings) applied to 2019E EBITDA based on midpoint of SEMG management's guidance of $443 million.

5

OFFER PRICE RELATIVE TO SEMG HISTORICAL SHARE PRICE $ per Share $100 $90 $80 $70 $60 $50 $40 $30 $20 Offer Price $17.00 $10 SEMG $10.28 $0 Sep '14 Sep '15 Sep '16 Sep '17 Sep '18 Sep '19 Compelling value proposition for ET unitholders at this time 6OFFER PRICE RELATIVE TO SEMG HISTORICAL SHARE PRICE $ per Share $100 $90 $80 $70 $60 $50 $40 $30 $20 Offer Price $17.00 $10 SEMG $10.28 $0 Sep '14 Sep '15 Sep '16 Sep '17 Sep '18 Sep '19 Compelling value proposition for ET unitholders at this time 6

CONSISTENT WITH CORE STRATEGY

Adds Complementary Assets

- Expect $170MM+ annual run-rate synergies, including commercial, operational, financial and cost synergies
- Enhances ET's value proposition by adding a world class crude terminal in the Houston Ship Channel
- Integrated assets allow ongoing commercial synergies (crude/gas/ NGLs) and operational efficiencies
- Expanded footprint drives additional investment opportunities

Provides Balanced Growth

- Bolt-on M&A with incremental value from organic growth projects
- Adds strategic growth platform in deep-water port on the Houston Ship Channel
- Expands connectivity and increases reach into currently underserved regions
- Facilitates investment in the Ted Collins Pipeline

Maintains Solid Financial Position

- No material impact on credit statistics
- Strong and improving balance sheet
- Supports strong cash flow position
- Accretive to DCF per unit
- No common equity issuances needed

Enhances position throughout integrated asset franchise

7

SEMGROUP ACQUISITION

USA


MT
ND
SD
WY
NE
CO
KS
NM
OK
AR
TX
LA
SemGroup
Crude Oil
Natural Gas
Refined Products
Terminals
Pipelines

Canada

Expands Crude Oil Asset Footprint

- Strategic franchise-quality position on the Houston Ship Channel
- Enhanced connectivity along the U.S. Gulf Coast and throughout ET's system
- Increases reach into the DJ basin where ET does not have a presence

Expands Logistical Optionality

- Provides additional outlets for Permian, Rockies and Mid-Continent producers
- Offers deep-water marine access
- DJ Basin infrastructure optionality

Generates Synergies

- Increases utilization rates on existing assets (i.e. Houston Fuel Oil Terminal ("HFOTCO") docks closer to full capacity)
- Expanded presence in new markets generates opportunities for other aspects of portfolio (i.e. Houston Ship Channel, DJ Basin)
- Integrates assets with ET's Nederland terminal and U.S. Gulf Coast assets
- Cost efficiencies with combined operations
- $170MM+ annual run-rate synergies including commercial, operational, financial and cost synergies

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FURTHER DEVELOPING A LEADING CRUDE HANDLING PORTFOLIO



Alberta Basin
Williston Basin
Access Canadian Crude Flows into U.S.
Expand Rockies Position
DJ Basin
Add value to Midcon Position
Anadarko Basin
Permian Basin
Access Permian Crude Flows to U.S. Gulf Coast
Connect Cushing to Houston Terminal

Growing crude supplies landing at the U.S. Gulf Coast driven by growth in U.S. crude oil production in excess of domestic refinery demand – with excess volumes being exported to global markets

Presence in Key Liquids Basins

- Entry into the DJ Basin through SEMG's established asset base of:
  - 90+MBbl/d Crude and 90+MBbl/d NGL White Cliffs Pipelines(1)
  - Wattenberg Oil Trunkline and 360MMBbl associated storage
  - 350MMBbl Platteville storage terminal
- Strengthens existing portfolio of Southwest and Midwest crude gathering systems, long haul pipelines and ~33MMBbls of crude oil terminal capacity

Crude Corridor to the Coast

- Greatly increases crude oil and NGL transportation businesses in the Rockies and Mid-Continent and will complement Energy Transfer's existing businesses in the Permian Basin in West Texas
- Provides path to the water from key hubs in Cushing and the Permian Basin

Nederland - HFOTCO

- Commercial synergies driven by improved utilization at HFOTCO as a result of the proposed Ted Collins Pipeline which will flow ET volumes from Nederland to HFOTCO and optimize optionality

1. Crude to NGL conversion to be completed in Q4 2019.

9

GROWING UNIQUE EXPORT CAPABILITIES

Houston Fuel Oil Terminal

- 330 acre site on the Houston Ship Channel
- >18 MMBbls crude storage capacity
- Deep water port with five ship and seven barge docks
- Rail and truck unloading capabilities







Marcus Hook Industrial Complex

- ~800 acre site: inbound and outbound pipeline along with truck, rail and marine capabilities
- >325 MBbl/d of combined NGL and ethane export capacity, approaching 400 MBbl/d in 2020
- ~2 MMBbls underground NGL storage; 3 MMBbls above-ground NGL storage; ~1 MMBbls crude storage capacity
- Four export docks accommodate Very Large Crude Carrier sized vessels

Nederland Terminal

- ~1,200 acre site on U.S. Gulf Coast
- ~1.5 MMBbl/d crude export capacity
- ~200 MBbls propane/butane export capacity
- ~28 MMBbls crude storage capacity
- ~1.2 MMBbls refrigerated propane/butane storage capacity
- Five ship docks and four barge docks accommodate Suez Max sized ships
- Rail and truck unloading capabilities
- 800 MBbls refrigerated ethane storage under construction

Only logistics provider with export facilities on both the U.S. Gulf Coast and U.S. East Coast, providing optionality and security of supply for customers via world-class terminals

10

TED COLLINS PIPELINE - A STRATEGIC CONNECTION ON THE U.S. GULF COAST



Spring
Kingwood
ORANGE
HARRIS
Houston
Baytown
Pasadena
CHAMBERS
Texas City
GALVESTON
Galveston
Nederland Terminal
Houston Ship Channel HFOTCO Terminal

- ~75-mile pipeline connecting the Houston Ship Channel and ET's Nederland Terminal
- Provides best-in-class access to multiple markets
  - Houston
  - Beaumont/Port Arthur
  - St. James
- Initial capacity of 500 MBbl/d+
- Provides immediate access to 1,000 MBbl/d+ of export capacity with plans to double
- Expected to be in service in 2021

Strategic new pipeline provides increased optionality and enhances value of the Nederland Terminal and Houston Ship Channel assets

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Note: Pipeline route shown is for illustrative purposes.

ET & SEMG COMPLEMENTARY ASSETS

Fully-integrated midstream platform enhances ability to offer wide range of services to both domestic and international markets


Wapiti
ALBERTA, CANADA
Patterson Creek
KA
Fox Creek
K3
WWC
Wattenberg Oil Trunkline
White Cliffs Pipeline
Cushing, OK
Eagle Point
Marcus Hook
Midland
Nederland
HFOTCO
Maurepas Pipeline
SemGroup
Crude Oil
Natural Gas
Refined Products
Rose Valley II Plant
Pipelines
White Cliffs Pipeline
Maurepas Pipeline
Energy Transfer
Terminals
Pipelines
Lake Charles LNG
Mariner East 2X
Revolution
ETCO Pipeline
Dakota Access Pipeline
Trans Pecos Pipeline
Comanche Trail Pipeline
330 Acres on the Houston Ship Channel
18.2 MMBbls of storage capacity
Pipeline connectivity to all major basins
Connectivity to U.S. Gulf Coast refining complex
Deep-water marine access

Note: Includes growth projects under construction.

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FROM THE WELLHEAD TO THE WATER



Natural Gas
NGLs
Crude Oil
ENERGY TRANSFER
Gather ~ 13.2 million MMBtu/d of gas & 565 MBbl/d of NGLs produced
Transport ~22.9 million MMBtu/d of natural gas via inter & intrastate pipelines
Fractionate ~700 MBbl/d of NGLs at Mont Belvieu
Transport ~4.7 MMBbl/d of crude oil
Capable of exporting ~1.5 MMBbls/d of crude oil and ~525 MBbls/d of NGLs
One of the largest planned LNG Export facilities in the US
+
SemGroup
Canada, STACK and Mississippi Lime Gathering & Processing
+
White Cliffs, Maurepas and Wattenberg pipelines
Cushing and Platteville Storage
HFOTCO Storage and Crude Export optionality
High Quality Crude Oil Platform

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SUCCESSFUL ACQUISITION TRACK RECORD HPL TUFCO Houston Pipeline Co. 2004 2005 2006 2011 2012 2014 2015 2012 2012 2016 2017 Ø ET Management has a proven track record of successfully integrating acquisitions Ø Knowledge of respective assets and businesses facilitates integrations of: Ø Operations Ø Commercial Ø Risk Management Ø Finance / Accounting Ø Information Technology Ø Integration plan expected to be substantially complete by the time transaction closes 14SUCCESSFUL ACQUISITION TRACK RECORD HPL TUFCO Houston Pipeline Co. 2004 2005 2006 2011 2012 2014 2015 2012 2012 2016 2017 Ø ET Management has a proven track record of successfully integrating acquisitions Ø Knowledge of respective assets and businesses facilitates integrations of: Ø Operations Ø Commercial Ø Risk Management Ø Finance / Accounting Ø Information Technology Ø Integration plan expected to be substantially complete by the time transaction closes 14

TRANSACTION TIMELINE

September 2019

- Sign Agreement
- Announce Transaction
- Begin drafting Proxy / registration statement
- Begin regulatory approval process

October – November 2019

- Proxy statement / S-4 registration statement declared effective by the SEC and file definitive proxy statement with the SEC

Late 2019 / Early 2020

- SEMG shareholder vote
- Transaction Close

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